Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

As Representatives of the several Underwriters,

c/o Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

One Bryant Park

New York, New York 10036

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

April 8, 2011

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	TMS International Corp.
Registration Statement on Form S-1 (File No. 333-166807)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC, as representatives of the several prospective underwriters, hereby join in the request of TMS International Corp. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on April 8, 2011 at 4:00 p.m., New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i) Date of preliminary prospectus: April 6, 2011

(ii) Dates of distribution: April 6, 2011 through approximately April 13, 2011

(iii) Number of prospective underwriters to whom the preliminary prospectus was furnished: 12

(iv) Number of prospectuses so distributed: approximately 6,000

(v) We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC

As representatives of the Underwriters

BY:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated

BY:	/s/ Michele Allong
Name: Michele Allong
Title: Vice President

[Signature Page to Underwriters’ Acceleration Request]